CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                               ZB-1

ZIONS BANCORPORATION

May 27, 2011

Ms. Angela Connell
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-12307

Dear Ms. Connell,

The following responds to your letter dated April 29, 2011 regarding your review of the above-referenced filing. As requested, we have keyed our responses to your comments, which are repeated below, (where applicable, bullets from the original comments have been replaced, in the same order, with small letters):

Form l0-K for the Fiscal Year Ended December 31. 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet Analysis – Investment Securities Portfolio, page 52

Valuation and Sensitivity Analysis of Level 3 Bank and Insurance CDOs, page 56

Schedule 13 – Sensitivity of Internal Model, page 56

1.
We note your disclosure on page 57 that effective the third quarter of 2010 you changed some of your assumptions used in estimating the fair values of CDO securities because you believe that the disallowance of trust preferred securities in Tier 1 capital under The Dodd-Frank Act will prompt certain issuing banks to redeem their trust preferred securities early. Please tell us and revise your future filings to disclose the specific assumptions you changed. In addition, include your prepayment rate assumption in your Schedule 13 in future filings.

Management Response:

We added this disclosure on pages 58-59 of our March 31, 2011 Form 10-Q. We clarify that we changed only the prepayment rate assumption. The prepayment rates used are pool specific and dependent upon the extent of whicheach CDO’s collateral pool includes collateral from large banks, which are subject to the Tier 1 capital disallowance provisions of The Dodd-Frank Act. For future filings, we will expand Schedule 13 to include information on the sensitivity of portfolio fair value to changes in the prepayment rate assumption.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-2

Schedule 14 – Below-Investment-Grade Rated Bank and Insurance Trust Preferred CDOs by Original Ratings Level at December 31, 2010, page 57

2.
We note you have a net unrealized loss of $0.79 billion on your below investment grade rated bank and insurance trust preferred CDOs with an amortized cost of $2.04 billion at December 31, 2010. To provide greater transparency to your disclosures, please revise this schedule in future filings to include the amount of credit-related impairment taken during the current fiscal year and life-to-date for each category of securities. Provide us with a draft of this disclosure as of December 31, 2010.

Management Response:

We added this disclosure on page 60 of our March 31, 2011 Form 10-Q. We have added the credit related impairment for fiscal year 2011 and life-to-date for the securities. Where the difference between amortized cost and par is due to the valuation losses taken by Zions on securities purchased from Lockhart Funding LLC prior to its consolidation in June 2009, we have added that information to assist the reader. We will include this expanded version of Schedule 14 in future filings.

3.
We note that you continue to have a significant amount of unrealized losses on your bank and insurance trust preferred CDOs and that for the last three fiscal years the vast majority of these losses have been in an unrealized loss position for greater than 12 months. Although you have classified a significant portion of these securities to be other-than-temporarily impaired (“OTTI”) it appears that the amount of credit-related OTTI recognized in earnings has decreased during each of the last three fiscal years. Please tell us and revise your disclosures in future filings to provide a robust narrative discussion that clearly explains the primary drivers behind the elevated and prolonged levels of unrealized losses and why more credit-related OTTI has not been recognized on these securities. For example, your disclosure on page 155 indicates that the same cash flow projections are used in both your valuation of the CDOs and your calculation of any credit-related impairment, with the primary distinction in the models being the discount rate used. Clearly explain how the discount rates used in these calculations differ and how such differences can lead to large deviations between the fair value of a security and the amount of OTTI that is deemed to be credit-related.

Special Note:

In all of our responses to CDO-related comments, we use the terms “CDO,” “CDO tranche,” “pool,” and “collateral” as follows:

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-3

•	CDO refers to a collateralized debt obligation whose assets include collateral and whose liabilities consist of CDO tranches with different priority levels.
•
CDO tranche refers to a specific security with a particular level of priority and CUSIP number (super senior, senior (generally referred to as “original AAA rated”) or mezzanine (generally referred to as “original A” or “original BBB rated”)), that represents a particular prioritized claim on the cash flows from a pool of underlying collateral.

•	Pool refers to the particular collateral that generates the cash flow to support all tranches of a particular CDO.
•	Collateral refers to the underlying bank-issued trust preferred securities that were pooled and then tranched to create several CDO tranches, or securities.

Typically, trust preferred securities issued by 40-60 different banks (collateral) formed the collateral pool of a CDO. The CDO’s liabilities consisted of several tranches of debt with different levels of priority as well as residual equity or income note tranches. Each tranche is a separate security issued by the CDO.

Management Response:

As discussed in our disclosure, we build an expected cash flow for each CDO. This is a credit adjusted cash flow which includes the effect of projected future collateral defaults as well as current defaults. We start with the collateral backing each CDO. As discussed in our previous 10-K and 10-Q filings, we identify a probability of default for each collateral piece in each pool. This includes both paying and deferring collateral. With this information, we can then create pool specific default and prepayment assumptions. The collateral includes an interest deferral feature which generally allows for 20 consecutive quarters of deferral without triggering an event of default, and is unique to CDOs backed by trust preferred securities. For deferring collateral, we assume that a portion will default and a portion will come current at the end of the allowed five-year deferral period (see below) and pay contractually required back interest. As disclosed on page 155 in our December 31, 2010 Form 10-K, the assumed loss rate on deferrals at December 31, 2010 ranged from 100% for the “worst” deferring banks to 4.8% for the “best” deferring banks, with a weighted loss assumption of 30% for all deferring collateral. These loss assumptions on deferring collateral are generally the same as our estimated default probabilities (“PD”) for deferring banks. For example, if a bank that is deferring has an estimated PD of 25%, we assume that 25% of the collateral represented by that bank is a loss. Defaulted collateral is assumed to result in no recovery, i.e., is a 100% loss.

Utilizing our PD and loss assumptions for each piece of the collateral and the specific priority of payments for each CDO tranche, we then use a third party model to project first the pool level cash flows and then to allocate the available cash flow to each of the tranches of the relevant CDO. This resulting expected cash flow for a particular tranche is already credit adjusted, since it assumes future losses over time on the pool that is built up from the specific PD and recovery estimates for each piece of collateral in the pool. We also note that since we are estimating all future collateral defaults, when a bank actually fails for which we had previously estimated a 100% PD, no change in the expected cash flow results. Bank failures to which we have been exposed in our collateral pools in recent quarters generally had PD estimates at or close to 100% PD prior to failure. In this situation, the actual failure does not result in any additional OTTI.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-4

Under ASC 320, the full extent of the difference between amortized cost and fair value is recognized through earnings if fair value is below amortized cost and the investor either intends to sell the security or has found that it is more likely than not that the investor will be forced to sell prior to recovery of its amortized cost basis. The new guidance, as amended effective January 1, 2009, drew a distinction between the component of the difference between amortized cost and fair value due to credit and that due to all other factors including illiquidity. For holders who neither intend to sell nor judge it more likely than not that they will be required to sell prior to recovery of amortized cost, which might be maturity, only the amount of impairment representing credit loss is recognized in earnings.

We review the relevant facts and circumstances each quarter in order to assess our intentions regarding any sale of securities as well as the likelihood that we would be required to sell prior to recovery of amortized cost. To date, for each security whose fair value is below amortized costs, we have determined that we do not intend to sell the security and that it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis. We then evaluate the difference between the fair value and the amortized cost of each security and identify if any of the difference is due to credit. The credit component of the difference is recognized in earnings and the amortized cost is written down for each security found to have OTTI.

For some CDO tranches for which we previously recorded OTTI, expected future cash flows have remained stable or slightly improved subsequent to the quarter that OTTI was identified and recorded. In these cases, while a large difference may remain between fair value and amortized cost, the difference is not due to credit. The expected future cash flow substantiates the return of the full amortized cost as described below. For other CDO tranches, an adverse change in the expected future cash flow has resulted in the recording of additional OTTI.

We utilize a present value technique both to identify the OTTI present in the CDO tranches and to estimate fair value. For purposes of determining the portion of the difference between fair value and amortized cost that is due to credit, we follow ASC 310, which includes paragraphs 12-16 of the former FASB Statement No. 114. The standard specifies that a cash flow projection can be present valued at the security specific effective interest rate and the resulting present value compared to the amortized cost in order to quantify the credit component of impairment. Since our early adoption of the new guidance under ASC 320 on January 1, 2009, we have followed this methodology to identify the credit component of impairment to be recognized in earnings each quarter.

We discount the expected credit adjusted cash flow of each CDO tranche at a tranche-specific discount rate which reflects the risk that the actual cash flow may vary from the expected credit adjusted cash flow for that CDO tranche. This rate is consistent with market participants’ assumptions, which include market illiquidity, and is applied to credit

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-5

adjusted cash flows, as outlined in ASC 820. We follow the guidance on illiquid markets such that risk premiums should be reflective of an orderly transaction between market participants under current market conditions. Because these securities are not traded on exchanges and trading prices are not posted on the TRACE system (Trade Reporting and Compliance Engine), we also seek information from traders, other known holders, and buyers to obtain any available trade price information.

For example, at March 31, 2011, the discount rates we utilized for fair value purposes were:

1)	Libor + 5.6% for first priority original AAA rated bonds;
2)	Libor + 6.0% for lower priority original AAA rated bonds;
3)	Libor + 11.0% for original A rated bonds; and
4)	Libor + 21.0% for original BBB rated bonds.

Accordingly, the wide difference between the effective interest rate used in the determination of the credit component of OTTI and the discount rate on the CDOs used in the determination of fair value results in the unrealized losses. In addition, high market discount rates and the long maturities of the CDO tranches result in full principal repayment contributing little to CDO tranche fair values. The discount rate used for fair value purposes significantly exceeds the effective interest rate for the CDOs. The difference averages 4.7% (Libor +5.6% discount rate versus Libor +0.91% coupon) for the original AAA-rated first priority CDO tranches, 9.0% for the original A-rated CDO tranches and 18% for the original BBB-rated CDO tranches. With the exception of certain of the most senior CDOs, most of the principal payments are not expected prior to the final maturity date, which is generally 2029 or later.

The credit crisis resulted in significant utilization of both the unique deferral option each collateral issuer maintains during the life of the CDO and the ability of junior bonds to defer the payment of current interest. The resulting increase in the rate of return demanded by the market for trust preferred CDOs remains dramatically higher than the effective interest rates. The primary drivers that have given rise to the unrealized losses on CDOs with bank collateral are listed below:

i.
Market yield requirements for bank CDO securities remain very high. All structured product fair values, including bank CDOs, deteriorated significantly during the credit crisis generally reaching a low in mid-2009. Prices for some structured products, other than bank CDOs, have since rebounded as the crucial unknowns related to value became resolved and as trading increased in these securities. Unlike these other structured products, CDO tranches backed by bank trust preferred securities continue to have unresolved questions surrounding collateral behavior, specifically including, but not limited to, the future number, size and timing of bank failures, and of allowed deferrals and subsequent resumption of payment of contractual interest. For example, our discount rates and discussions with market participants support the finding that buyers of even the most senior CDO securities are purported to be requiring a return of approximately 8%, or on a floating rate basis, Libor + 5.6%. This compares to issuance levels of around Libor +0.80% to 0.90%.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-6

ii.
Structural features of the collateral make these CDO tranches difficult for market participants to model. The first feature unique to bank CDOs is the interest deferral feature previously discussed. During the credit crisis starting in 2008, certain banks within our CDO pools have exercised this prerogative. The extent to which these deferrals either transition to default or alternatively come current prior to the five-year deadline is extremely difficult for market participants to assess. Our CDO pools include banks which first exercised this deferral option in the second quarter of 2008. A few of these banks have already come current after a period of deferral, while the others are still deferring but remain well within the allowed deferral period.

A second structural feature that is difficult to model is the payment in kind (“PIK”) provision such that upon certain levels of collateral default or deferral, certain junior CDO tranches will not receive current interest but will instead have the interest amount that is unpaid be capitalized or deferred. The cash flow that would otherwise be paid to the junior CDO securities and the income notes is instead used to pay down the principal balance of the most senior CDO securities. If the current market yield required by market participants equaled the effective interest rate of a security, a market participant should be indifferent between receiving current interest and capitalizing and compounding interest for later payment. However, given the difference between current market rates and effective interest rates of the securities, market participants are not indifferent. The delay in payment caused by PIKing results in lower security fair values even if PIKing is projected to be fully cured. This feature is difficult to model and assess. It increases the risk premium the market applies to these securities.

iii.
Ratings are generally below-investment-grade for even some of the most senior tranches. Rating agency opinions can vary significantly on a CDO tranche. The presence of a below-investment-grade rating by even a single rating agency will severely limit the pool of buyers, which causes greater illiquidity and therefore most likely a higher implicit discount rate/lower price with regard to that CDO tranche.

iv.
There is a lack of consistent disclosure by each CDO’s trustee of the identity of collateral issuers; in addition, complex structures make projecting tranche return profiles difficult for non-specialists in the product.

v.
At purchase, the expectation of cash flow variability was limited. As a result of the credit crisis, we have seen extreme variability of collateral performance both compared to expectations and between different pools.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-7

We expect that the uncertainties surrounding the CDOs will start to be resolved within the next two to four years. We are seeing certain clear trends:  the number and size of bank failures are declining, and fewer of the banks now failing had actually issued pooled trust preferred securities within our pools. Additionally, those banks within our pools which have failed recently have generally issued smaller amounts of trust preferred securities and our model had already assessed a high probability of default to the collateral. This results in less pool collateral exposure to those failures. New deferrals of collateral within our pools are also slowing. While no deferral has reached the end of its allowable 20 quarter deferral period, we are seeing instances of deferrals returning to performing status, i.e., “coming current.” In addition, we have seen deferring collateral issuers announce that they believe they have met regulatory requirements, which had caused them to defer.

In future filings, we will provide the robust narrative requested and additional information on discount rates utilized for fair value purposes.

4.
As a related matter, for your five individual bank and insurance trust preferred CDOs with the largest unrealized losses as of December 31, 2010, please provide us with an analysis that contains the information provided in Schedules 14 and 15 as well as your prepayment rate assumptions and the amount of current period and cumulative credit-related OTTI recorded.

Management Response:

Please see the attached Exhibit 1 which contains the requested information.

Schedule 15 – Pool Level Performance and Projections for Below-Investment-Grade Rated Banks and Insurance Trust Preferred CDOs, page 58

5.
We note your disclosure for your original A and BBB rated trust-preferred securities with no OTTI on page 58 and that you state the negative subordination is projected to be remedied by excess spread prior to maturity for the “worst” category. Please explain to us and revise future filings to disclose how you determined there would be excess spread prior to maturity that would be sufficient to remedy the negative subordination projected.

Management Response:

Certain securities may presently have negative subordination, and therefore be under-collateralized, yet not be identified as having OTTI. This occurs when cash flow projections show negative subordination being cured prior to the security’s maturity. The collateral backing of a tranche can be increased by decreasing the more senior liabilities of the CDO. This occurs when collateral deterioration due to defaults and deferral triggers alternative waterfall provisions for the cash flow. A structural credit protection feature of the trust preferred CDOs reroutes cash flow from the most junior classes of debt (which include the income notes or equity tranche) in order to pay down the principal of the most senior liabilities. As these senior liabilities are paid down while the collateral remains unchanged (if there are no additional unexpected defaults), the senior tranches become better secured. The rerouting then diverts cash away from the income notes and gives priority to our junior class which ultimately receives full payment of principal and interest.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-8

We will expand our future filings to include a narrative description similar to that in the preceding paragraph.

Risk Elements – Credit Risk Management, page 62

Commercial Real Estate Loans, page 65

6.
We note your disclosure on page 69 that you make use of personal or other guarantees as risk mitigation strategies for your commercial real estate (“CRE”) loans. Please tell us and revise your future filings to disclose the following:

•
Whether you have any CRE, commercial, or construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;
•
Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;
•
Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of loans, by type, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Management Response:

a.
CRE, commercial, or construction loans that have been extended at or near original maturity for which we do not consider to be impaired due to the existence of guarantees are difficult to identify individually. In general, the existence of a guarantee that improves the likelihood of an additional source of repayment being available would be taken into consideration when analyzing a loan for impairment. If the support of the guarantor is quantifiable and documented, it is included in the potential cash flows and liquidity available for debt repayment and most likely indicates that the appropriate impairment methodology takes into consideration this repayment source.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-9

b.
The existence of a strong guarantor may result in a determination that an extension at the same rate is not a troubled debt restructuring (“TDR”) in that the guarantor may have the liquidity to support the loan on an extended basis and is actually doing so currently. This would result in a loan that continues to remain current and would likely be a credit that would be eligible for refinancing elsewhere. If a borrower were experiencing financial difficulty and a concession were granted, the loan would be designated a TDR even if there was a guarantee.

c.
Complete underwriting on the guarantor includes, but is not limited to, an analysis of the guarantor’s current financial statements, leverage, liquidity, global cash flow, global debt service coverage, contingent liabilities, etc. The analysis also includes a qualitative analysis of the guarantor’s willingness to perform in the event of a problem and demonstrated history of performing in similar situations previously. The quality and frequency of financial reporting collected and analyzed varies depending on the contractual requirements for reporting, the size of the transaction, and the strength of the guarantor. The reports may include personal financial statements, tax returns, liquidity (brokerage) confirmations and other reports, as appropriate. All personal financial statements of customers entering into new relationships with the applicable bank must not be more than 60 days old on the date the transaction is approved. Personal financial statements that are required for existing customers must be no more than 13 months old. Evaluations of the financial strength of the guarantor are performed at least annually.

d.
A qualitative assessment is performed on a case-by-case basis to evaluate the guarantor’s experience, performance track record, reputation, performance of other related projects with which we are familiar, and willingness to work with us, and consideration of market information sources, rating and scoring services. This qualitative analysis has less of a positive impact on the allowance and charge-off considerations as does a documented quantitative ability to support the loan. A previously documented financial ability to support the loan is discounted if there is any indication of a lack of willingness to support the loan under a guarantee at any point.

e.
We do not track the number of instances and amounts of successful collection under a guarantee due to system limitations. In the event of default, we pursue any and all appropriate potential sources of repayment, which may come from multiple sources, including the guarantee. A number of factors are considered when deciding whether or not to pursue a guarantor, including, but not limited to, the value and liquidity of other sources of repayment (collateral), the financial strength and liquidity of the guarantor, possible statutory limitations (i.e., single action rule on real estate) and the overall cost of pursuing a guarantee compared to the ultimate amount we may be able to recover. In other instances, the guarantor may voluntarily support a loan without any formal pursuit.

f.
Due to system limitations, we do not track the dollar amount of loans by type, in which carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

We will revise our future filings to incorporate the requested parts of the foregoing discussion.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-10

TDR Loans, page 71

7.
We note your disclosure on page 71 that certain TDRs are performed by restructuring an existing loan into multiple new loans (i.e., A Note/B Note structure). Please provide us with and revise your future filings to disclose the following related to these types of restructurings:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
•	Describe your rationale for not charging off the B-note upon the restructuring in certain circumstances;
•
Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification. In the event that you do not classify the A note as a TDR, tell us how this complies with the guidance set forth in the Interagency Policy Statement on Prudent Commercial Real Estate Loan Workouts which was issued in October 2009; and

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Management Response:

a.	At December 31, 2010, the amount of loans restructured using a multiple note (A/B note) restructure workout strategy was $162.9 million.

b.
Using the A/B note workout strategy allows Zions to improve the accrual status and credit classification of the A note, recognize interest income on the A note, reduce classified loans as the A note performs, and reduce the amount classified as a TDR in future periods.

c.
Our policy and procedures require B notes to be charged-off upon the restructuring. We disclosed on page 71 in our December 31, 2010 Form 10-K that the “B note is “often” charged off soon after the restructuring has been completed,….” Having looked into this further, we are not aware of any circumstances that would contradict our policy, and therefore, we will revise the wording of that statement in future filings.

d.
The A note in a multiple note restructuring is identified and classified as a TDR, following the guidance in the October 2009 Interagency Policy Statement on Prudent Commercial Real Estate Loan Workouts. A TDR that is on accrual, is in compliance with its modified terms, and yields a market rate (as determined and documented at the time of the modification or restructure) need not continue to be reported as a TDR after the calendar year in which the restructuring took place. ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, issued April 5, 2011 did not address or modify the topic of TDR removal. Zions’ policy requires the removal of TDR status to be at the same level of approval as required when approving a loan upgrade.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-11

e.
A period of at least six months performance according to the modified terms of the loan make the A note eligible to be returned to accrual. The borrower’s payment performance prior to the restructuring is also taken into account. Additional clarification on our policy for returning the A note (or TDR) to accrual status is found on page 119 in our December 31, 2010 Form 10-K in the Modified and Restructured Loans section.

We will revise future filings to incorporate the additional information or clarification noted above.

GAAP to Non-GAAP Reconciliation, page 88

8.
We note your GAAP to Non-GAAP reconciliation disclosures including Tier 1 common equity on page 88. In addition, we note you disclose “tangible equity” and “tangible common equity” in Item 6 – Selected Financial Data and Schedule 33 – Capital Ratios. These financial measures appear to be non-GAAP as defined by Regulation G and Item l0(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures, provide a reconciliation to the most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

Management Response:

Beginning on page 80 of our March 31, 2011 Form 10-Q, our GAAP to non-GAAP reconciliation has been revised to include how we derive the tangible equity and tangible common equity non-GAAP measures, a reconciliation to the most comparable GAAP measure, and why we believe the related ratios are useful to investors. Future filings will clearly label these measures as non-GAAP and continue the necessary explanations and reconciliation.

Financial Statements and Supplementary Data

Note 6. Loans and Allowance for Credit Losses, page 112

9.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-12

Management Response:

We also noted that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. Additionally, we agree that there is significant benefit to investors and other financial statement users in providing comparative information. The information for comparative disclosure of all the credit quality disclosures was not reasonably available at December 31, 2010. However, when available, we presented comparative disclosures of credit information in our March 31, 2011 Form 10-Q, as encouraged by ASU 2010-20. These included footnote disclosures for loans and nonaccrual loans on pages 14 and 18, and MD&A disclosures for nonperforming lending-related assets on page 69.

When appropriate, future filings will provide comparative information for our credit quality disclosures.

Allowance for Credit Losses, page 113

10.
We note your rollforward of the allowance for credit losses on page 115 is presented in aggregate for your loan portfolio. Please revise your future filings to provide this rollforward by portfolio segment in accordance with ASC 310-10-50-11B(c).

Management Response:

We noted in the ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, that the disclosure requirement concerning activity that occurs during a reporting period is effective for interim and annual reporting periods beginning on or after December 15, 2010. Therefore, our rollforward of the allowance for credit losses in our December 31, 2010 Form 10-K was presented in aggregate for our loan portfolio.

We presented the rollforward of the allowance for credit losses by portfolio segment in accordance with ASC 310-10-50-11B(c) on page 16 of our March 31, 2011 Form 10-Q.

11.
We note that your allowance rollforward includes a line item entitled “Change in allowance as a result of FDIC indemnification.” Please explain how your allowance is impacted by indemnifications under the FDIC loss sharing agreement and reconcile this with your disclosure on page 121 that states that the allowance is determined without giving consideration to the amounts recoverable through loss sharing agreements.

Management Response:

Please see our response to Comment No. 18.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-13

Nonaccrual and Past Due Loans, page 116

12.	We note your accruing loans, including past due loans, and nonaccrual loans tabular disclosure on page 117. Please revise your future filings as follows:

•	Include your recorded investment in loans 90 days or more past due and still accruing in accordance with ASC 310-10-50-7(b);
•	Consider further breaking out the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance; and
•
Consider whether your FDIC-supported loans accounted for under ASC 310-20 and 310-30 should be presented as separate classes of financing receivables given that ASC 310-10-55-16 stipulates that loans acquired with evidence of credit deterioration and accounted for under ASC 310-30 should be considered a separate class of financing receivable.

Management Response:

a.
Our tabular disclosure of accruing loans, including past due loans and nonaccrual loans, on page 117 of our December 31, 2010 Form 10-K included our recorded investment in loans 90 days or more past due and still accruing in accordance with ASC 310-10-50-7(b). The information is included in the column labeled “Accruing loans 90+ days past due.”

However, we presented on page 18 of our March 31, 2011 Form 10-Q a separate tabular disclosure of nonaccrual loans and of past due loans, and includes our recorded investment in loans 90 days or more past due.

b.
We considered breaking out the amounts included in the 30-89 days past due column into loans past due 30-59 days and loans past due 60-89 days. However, because a majority of loans 30-89 days past due are commercial loans, we have concluded that a break-out is not meaningful to financial statement users. This conclusion is supported by our regulators.

c.
We also considered whether our FDIC-supported loans accounted for under ASC 310-20 and 310-30 should be presented as separate classes of financing receivables. However, we have determined that the information would not be reasonably available for many of the credit quality disclosures.

Credit Quality Indicators, page 117

13.
It appears that you have categorized your loans by credit quality indicator only for those loans on accrual status based on your tabular presentation on page 118. Please revise your future filings to provide this information for all loans within in each class of financing receivable, regardless of whether they are on accrual or nonaccrual loans.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-14

14.
Please revise your future filings to further disaggregate your “classified loans” based on their classification as either substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

Management Response (13. and 14.):

We disaggregated on page 20 of our March 31, 2011 Form 10-Q our classified loans based on their classification as either special mention, substandard, or doubtful, and have categorized all loans within in each class of financing receivable, regardless of whether they are accrual or nonaccrual loans.

Impaired Loans, page 118

15.
We note your disclosure on page 119 of the average recorded investment in impaired loans and the amount of interest collected on impaired loans and included in interest income. Please revise in future filings to disclose this information by class of financing receivable in accordance with ASC 310-10-50-15. In addition, please disclose by class the amount of interest income recognized on a cash basis, if practicable.

Management Response:

We noted in the ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, that disclosure requirements concerning activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Therefore, the average recorded investment in impaired loans and the amount of interest collected on impaired loans and included in interest income as of December 31, 2010 was presented in aggregate for our loan portfolio.

We presented on page 21 of our March 31, 2011 Form 10-Q the average recorded investment in impaired loans and the amount of interest collected on impaired loans included in interest income by class of financing receivable (including the amount of interest income recognized on a cash basis) in accordance with ASC 310-10-50-15.

Purchased Loans, page 120

16.
It appears that you have made significant reclassifications to prior period amounts between loans acquired with evidence of credit deterioration (accounted for under ASC 310-30) and loans acquired without evidence of credit deterioration (accounted for under ASC 310-20). For example, on page 121 you disclose that as of December 31, 2009 the carrying amount and related accretable yield of ASC 310-30 loans was $1.3 billion and $162 million, respectively. However, on pages 146-147 of your December 31, 2009 Form 10-K you disclose the carrying amount and related accretable yield for these loans to be $388.5 million and $1.9 million, respectively. We could not locate any disclosure explaining these changes. Accordingly, please provide us with a comprehensive explanation as to why and when these changes were made and how you considered the guidance in ASC 250 in determining whether such changes represented a change in estimate or correction of an error. Please also revise future filings to provide the required disclosures in ASC 250-10-50 regarding this change.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-15

Management Response:

The last paragraph of Note 5 in our March 31, 2011 Form 10-Q describes the adjustments made to amounts of purchased or acquired loans for previous reporting periods. Adjustments were also made to previously reported amounts in our December 31, 2010 Form 10-K footnote presentation when presenting certain amounts for December 31, 2009.

As disclosed in the March 31, 2011 Form 10-Q, our footnote presentation was corrected to reflect our accounting for certain acquired loans under ASC 310-30. The approximate gross carrying value of these loans was $858 million at March 31, 2010 and $916 million at December 31, 2009. They were appropriately being accounted for under ASC 310-30 in all material respects, but were incorrectly reported in previous footnote presentations and in a comment response to the SEC as being accounted for under ASC 310-20. Even though these loans were determined to be acquired with deteriorated credit quality, they were performing loans. They were incorrectly included in the December 31, 2009 Form 10-K footnote presentation under the designation of “Loans without deterioration.” Also correctly included in the “Loans without deterioration” column were certain other acquired loans with revolving privileges or with no evidence of credit deterioration. Both of these loan types were also performing loans. They were, and still are, accounted for appropriately under ASC 310-20.

We evaluated our current and prior reporting of these acquired performing loans with evidence of credit deterioration during the second quarter of 2010. We adjusted the footnote presentation beginning with the June 30, 2010 Form 10-Q to include these loans for ASC 310-30 reporting purposes. Inclusion of these loans affected the presentation of amounts for outstanding balances, carrying value and related ALLL, and accretable yield.

As part of our evaluation during the second quarter of 2010, we performed an analysis under SAB 99 to determine whether the acquired performing loans with evidence of credit deterioration were appropriately and consistently accounted for under ASC 310-30. As part of our evaluation, we recalculated income and balance sheet amounts under ASC 310-30 and concluded that the accounting was materially correct and that any differences were immaterial to the balance sheet and results of operations. Because of this conclusion, we did not disclose this matter in the December 31, 2010 Form 10-K. The balances included in the footnote presentation had been corrected as of December 31, 2010.

We also conducted a review under ASC 250 to determine whether this matter constituted a change in estimate or correction of an error. Based on our review, we concluded that the financial statements were materially correct. The adjustments made to the footnote presentation were only disclosure related and did not have any material impact on the balance sheet or results of operations. As a result, no ASC 250 disclosures were considered necessary.

In addition, we reviewed this matter with respect to financial statement disclosure controls. We noted that the evolving accounting guidance in ASC 310-30 contributed to the prior reporting of these loans in our footnote presentation. We did not consider this prior footnote reporting to be a design deficiency that reached the level of a significant deficiency or material weakness in disclosure controls. Accordingly, we concluded that our financial statement disclosure controls continued to be effective for the year ended December 31, 2010.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-16

17.
We note your disclosure on page 121 that the reclassification of nonaccretable difference to accretable yield was $183.9 million, which represented 66% of the accretable yield at December 31, 2010. Please tell us and revise your future filings to disclose the primary drivers behind such a significant reclassification from nonaccretable yield. In this regard, discuss the specific loan types and pools where your cash flow estimates increased, identify for which acquisitions the increased cash flows estimates were attributable and confirm that the loans or pools for which cash flows estimates increased did not have an associated ALLL.

Management Response:

In accordance with our accounting policies and with applicable accounting guidance for loans acquired under ASC 310-30, we continued to reevaluate during 2010 our previously forecasted estimates of cash flows for these acquired loans. The $183.9 million reclassification to accretable yield from nonaccretable difference resulted from the following primary drivers:

1)	The majority of the accretable yield increase related to commercial real estate loans associated with the Vineyard Bank acquisition by our California Bank & Trust subsidiary;
2)	These loans were acquired in late 2009 in an area of California that had demonstrated severely depressed values for commercial real estate during the peak of the economic crisis;
3)	The fair value of the loans at the time of acquisition were accordingly severely discounted, which formed the starting point for our yield calculations and our accretable yield disclosures; and
4)
Throughout 2010, our reevaluation of expected cash flows, which included our experience with these loans since acquisition, demonstrated significant improvements in the expected cash flows from these commercial real estate loans.

These commercial real estate loans reside within several loan pools designated under our ASC 310-30 accounting for acquired loans. The accretable yield increases were derived from loan pools with no previously associated ALLL. Subsequent to December 31, 2010, certain loan pools with increased accretable yield incurred ALLL due to delays in the timing of expected cash flows. It should also be noted that there were other loan pools in 2010 that showed deteriorating cash flows where we recorded an associated ALLL.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-17

Also, please see our response to Comment No. 18 for further discussion. If in the future we again have a significant reclassification, appropriate revisions will be made in future filings to explain more fully the nature of the increases in cash flow estimates.

18.
We remain unclear as to how expected reimbursements from the FDIC pursuant to the loss sharing agreement are reflected in your financial statements. For example, on page 121 you disclose that to adjust the amount recoverable from the FDIC you record a charge or credit to other noninterest expense. However, you also disclose that the provision for loan losses is reported net of changes in the amounts recoverable under the loss sharing agreements and the al1owance for loan losses for loans acquired in FDIC-supported transactions is presented gross. Please tell us and revise your future filings to clarify your accounting for the FDIC indemnification asset – particularly the income statement impact resulting from changes in expected cash flows – and the recognition of any ALLL related to post-acquisition credit deterioration. In this regard, please specifically explain how the $55.8 million ALLL recorded during 2010 for FDIC-acquired loans was reflected in your financial statements, including how this amount reconciles to the $25.8 million reflected in your allowance rollforward on page 115, how much of this is expected to be reimbursed by the FDIC, how it impacted the value of your indemnification asset and whether these expected reimbursements were offset against your provision for loan losses.

Management Response:

The amount recoverable from the FDIC (also referred to as the FDIC indemnification asset, or “IA”) is included in other assets in the balance sheet. A rollforward of the IA is presented on page 24 of the March 31, 2011 Form 10-Q and on page 122 of the December 31, 2010 Form 10-K. Primary adjustments to the IA relate to:  (1) amounts estimated to be recoverable from the FDIC as a result of increases to the provision for loan losses and (2) changes in cash flow estimates from previous forecasts.

For (1), the following schedule shows the impact on the provision for loan losses, ALLL, and the IA when the provision is increased for FDIC-supported loans and the amount to be recovered from the FDIC is estimated. This schedule reconciles the $55.8 million increase in the provision to the $25.8 million amount presented in the ALLL rollforward:

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-18

FDIC-SUPPORTED LOANS
2010 Effects on Provision for Loan Losses,
ALLL, and Indemnification Asset
		Provision		Indemni-
(In thousands)		for loan		fication
		losses	ALLL	asset
1.	Gross increase in provision for loan losses
	for FDIC-supported loans	$55,753	$(55,753)
2.	Estimated portion of provision to be
	recovered from FDIC	(39,824)		$39,824
3.	Net charge-offs before FDIC indemnification		18,080
4.	Net charge-offs recoverable from FDIC			(14,046)
	Change in allowance as a result of FDIC indemnification			$25,778
	Balance of ALLL at end of year (balance at beginning
	of period for first quarter 2011)		$(37,673)

The gross provision for loan losses of $55.8 million is offset by the amount estimated to be recoverable from the FDIC. However, to be able to reconcile the total Company-wide provision for loan losses in the ALLL rollforward to the statement of income, we segregated the FDIC recoverable amount of the provision. We offset this amount with the net charge-offs recoverable from FDIC and showed the resultant $25.8 million as a separate component in the additions portion of the ALLL rollforward. The $14.0 million net charge-offs recoverable from FDIC is then added back separately in the ALLL rollforward. Please see the schedule on page 115 of the December 31, 2010 Form 10-K. Thus, the provision for loan losses is presented net of the amount recoverable from FDIC while the ALLL is included on a gross basis in the Company-wide ALLL.

For (2), the IA is adjusted when changes occur in cash flow estimates for FDIC-supported loans. For increased cash flows, the higher rate of accretion in loan balances is recognized in interest income. The amount recoverable from the FDIC for these loans is deducted from the IA with a corresponding charge to other noninterest expense. The impact of the increased cash flow estimates recognized in our 2010 statement of income was approximately $47 million of additional interest income and $39 million of additional other noninterest expense due to the reduction of the IA.

We will revise our future filings to include the previous clarifications.

Note 8. Derivative Instruments and Hedging activities

Total Return Swap, page 126

19.
We note your disclosure that in July 2008 you entered into a total return swap and related interest rate swaps with Deutsche Bank relating to your bank and insurance trust preferred CDO portfolio and that this transaction and associated transfer of credit risk reduced your regulatory capital risk weighting for these investments. Please provide us with a comprehensive analysis that explains the following:

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-19

•	the key elements of the transaction, including the terms of the total return swap and each related interest rate swap;
•
the primary business reasons for entering into this transaction and whether you considered other alternatives to reduce your regulatory capital risk weightings, such as selling the referenced investments outright;

•	more information regarding the potential future changes in regulatory requirements for Deutsche Bank that may cause you to terminate the contract after one year; and
•	the business reasons for entering into a contract with such significant upfront structuring costs that you potentially foresee terminating after one year due to such regulatory changes.

Management Response:

a.
Key Elements of the Transaction:  In July 2010, we entered into an agreement consisting of a total return swap and related interest rate swaps (“TRS”) on each of 51 bank and insurance CDO securities with Deutsche Bank’s London Branch (“DB”) for an aggregate notional amount of $1.16 billion. Although the TRS consists of up to six different features, in its simplest terms it provides Zions with a guarantee of all contractual interest and principal payments when they are due on the reference CDOs in exchange for a fixed annual guarantee fee payment to DB (calculated by individual CDO and generally settled in connection with contractual CDO quarterly or semiannual interest payment dates). We are required to pay the annual guarantee fee until maturity, unless we exercise our options to cancel the structure, in whole or in part as described further below.

The key features fit into three primary components or “buckets”: credit, interest rate, and optionality. Each component is inseparable from the overall TRS agreement (i.e., it is all or nothing with respect to the features of the TRS) and is discussed in more detail below:

Credit (Feature 1):  The structure (we refer to the whole arrangement as a TRS) consists of Zions paying a fixed guarantee fee to DB and DB paying all contractual CDO interest and principal. Operationally, this occurs by DB providing timely payment of all scheduled payments of interest and principal when contractually due to Zions and Zions paying the fixed guarantee fee to DB.

In the event the CDOs perform (irrespective of the TRS obligation from DB), Zions retains any contractual interest or principal payments, which are collectively known as the “Recovery Amount.” The Recovery Amount is essentially a memo account that is tracked and compounded by the forward 3-month LIBOR swap rate as required by the TRS agreement. It is important to note that Zions keeps these cash collections and is able to use them immediately; although the Recovery Amount is an offset to DB’s obligation under the TRS to pay CDO principal at maturity (as discussed below), Zions is not obligated to pay the accrued Recovery Amount to DB if the TRS is terminated early. However, as noted above, in the event the TRS is cancelled prior to the first contractual maturity date of the CDOs, DB would not be obligated to make any payments related to the principal balances of the CDOs covered by the TRS.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-20

The compounded Recovery Amount will grow until the first CDO’s contractual maturity. However, DB’s obligation under the TRS to make payment as to principal on each CDO is to make the payment at the CDO’s maturity – that is, when and as contractually due. When the first CDO matures in November 2030, if the balance of the Recovery Amount is greater than the maturing CDO’s contractual principal, DB does not owe Zions a payment under the terms of the TRS (otherwise, DB will pay Zions the difference between the Recovery Amount and the CDO principal). The Recovery Amount is reduced by the amount of the contractual principal and the Recovery Amount continues forward until the next contractual CDO maturity. As such, principal payments will only be made by DB if:  1) the maturing CDO’s contractual principal exceeds the Recovery Amount, and 2) the TRS is still in effect as of the date the principal is contractually obligated to be repaid (i.e., the contractual maturity date of the CDO).

Interest Rate (Features 2 and 3):  The structure includes two separate interest rate swaps. Under the first interest rate swap, (i) Zions pays (and DB receives) a floating rate of interest on the TRS notional balance and (ii) Zions receives (and DB pays) a fixed rate of interest on that same TRS notional balance. From Zions’ perspective, this interest rate swap hedges Zions’ obligation to pay the fixed rate guarantee fee on the CDOs; from DB’s perspective, this interest rate swap hedges DB’s obligation to pay amounts under the TRS with respect to scheduled payments of interest on the CDOs, which are floating rate securities.

Under the second interest rate swap, (i) Zions pays (and DB receives) a fixed interest rate on an Accreting Notional Amount, described below, and (ii) Zions receives (and DB pays) a floating rate of interest on the same Accreting Notional Amount. The “Accreting Notional Amount” is set forth in a schedule to the second interest rate swap and is essentially an accreting portion of the payments that DB will owe Zions under the TRS on the CDO maturity dates. Zions is effectively “long” interest rates - that is, it holds the right to receive payments in agreed amounts at future dates, with the value of that right increasing if interest rates fall and decreasing if interest rates rise. Conversely, DB is effectively “short” interest rates - that is, it is obligated to make payments in agreed amounts at future dates, with the value of its payment obligations increasing if interest rates fall and decreasing if interest rates rise. The second interest rate swap is designed to hedge the fair value risk associated with these cash flows.

Optionality (Features 4-6): The structure includes three additional features as follows:

1)	As noted previously, on the first anniversary of the TRS, Zions can terminate the whole structure at that point or on any quarterly settlement date thereafter (but DB does not have this option);
2)	At the end of six years and thereafter, Zions can remove individual CDOs from the structure; and
3)
Zions can assign/transfer the structure to a third party in whole or in part (subject to DB’s approval). It is important to note that if an individual CDO is removed from the structure, the TRS notional will be reduced by an equal amount, thereby providing Zions with the flexibility to remove better performing CDOs from the structure without cancelling the entire TRS.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-21

b.
Primary Business Reasons for Transaction:  Our objective with this transaction was to achieve a meaningful risk transfer on the portfolio to DB while retaining the potential for capturing the “upside” of the portfolio, or portions of the portfolio, if the credit quality of the CDOs improved as the economy emerged from the financial crisis and markets normalized. All of our modeling of the expected underlying bank collateral defaults and cash flows on the CDOs indicated that we will realize substantial economic benefit from these securities in excess of fair value amounts recorded in our financial statements. These fair values are based on inputs derived from an illiquid and risk-averse market. The illiquid nature of these CDOs is reflected in the OCI accounts. As discussed under Section iii. in our response to Comment No. 3, we believe the market level discount rates are driven in part by the ratings on these securities.

At the time the TRS was structured, the CDO securities that comprised the portfolio had been downgraded repeatedly by the rating agencies. The lowest rating in effect at the time of entering into the transaction was no better than B and was a C rating for most securities in the portfolio. That rating level would be consistent with at least one rating agency expecting severe losses within the portfolio. This contrasted with Zions’ models then and now, which show substantially greater value coming from the current and expected cash flow from these securities. The regulatory treatment of securities requires referencing only the lowest available rating and further penalizes subordinate structured finance securities.

We believed that different views of potential loss were influencing perception of the risk to Zions and Zions’ capital strength that resulted from holding these securities, which also influenced views on the amount of capital that Zions’ might be forced to raise. Additionally, perceptions were also influenced by certain rating agency ratings and extreme views of potential high losses of these CDOs which we believed to be unjustified; subsequent recent collateral performance has more closely aligned with Zions’ view, not the rating agencies’ views. Thus, we believed that entering into this TRS transaction, which in fact and in appearance transferred meaningful risk to a third party, was important and much less expensive than alternatives (e.g. selling the securities into an illiquid market).

The TRS allowed us to mitigate our risk that the lowest rating agency’s assessment might be proven correct in the near term, while keeping an option for Zions to cancel for any reason at any time after one year. We explored many alternatives for reducing our exposure to trust preferred CDOs, including sales of securities. As noted above, the CDO market at the time of the transaction appeared to consist of substantially fewer trades than prior to the financial crisis and most of these trades appeared to be from forced or distressed sellers. We had observed a significant decrease in the volume and level of trading of bank and insurance CDO securities. Accordingly, we concluded that selling would have been impractical.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-22

Substituting DB for the CDO obligors as the credit to which Zions is exposed resulted in a more favorable risk-based capital treatment for the CDOs. This improved regulatory capital treatment was consistent with our objective of reducing both the reality and the appearance of the level of risk in the portfolio and was one of the factors we considered in ultimately executing the transaction.

In the process of designing the transaction with DB, we negotiated certain beneficial terms (i.e., the termination and withdrawal rights described in the terms above) that provide flexibility and allow us to realize any upside in the CDOs. The economics of the transaction were compelling from Zions’ point of view. A significant amount of risk was immediately transferred to DB and Zions had the option to terminate the entire transaction after one year, as well as the option to “cherry pick” CDOs out of the transaction after six years.

In summary, we believed then and now that there were substantial business reasons to enter into the TRS. These business reasons and the costs and benefits were discussed thoroughly with our Board of Directors.

c.
Information on the Termination Provision:  Due to the uncertain regulatory environment, DB required a provision allowing it to increase Zions’ payments to cover the risk of potential regulatory changes affecting the economics of this transaction to DB. We did not want unlimited exposure to DB’s increased costs. While, as noted above we had the right to terminate the transaction on or after the first anniversary of the contract, we negotiated an option to terminate the TRS during the first year in the event of increased costs from these regulatory changes. We ultimately concluded that it was not possible to assess the likelihood or extent to which DB would incur regulatory change which would allow it to exercise its right to increase Zions’ payments (and accordingly the cost of the transaction to Zions), given regulatory reform in process, including Basel III in particular. To maintain as much flexibility as possible and to protect Zions from large increased costs driven by unanticipated regulatory change affecting DB, we negotiated an early termination option, which gave us an alternative to facing increased costs.

d.
Up-front Costs:  The terms of the TRS contract required Zions to pay DB an $11.6 million up-front fee at the inception of the TRS contract. We viewed the up-front costs as commensurate with the optionality we retained and the complex nature of the transaction. The transaction took several months to negotiate, structure, and document. We believe that up-front fees are customary for tailored transactions.

As noted previously, we could not estimate the likelihood of early termination due to regulatory change. When we could not negotiate a cap on the DB increased costs that might occur due to such regulatory change, we protected ourselves with the previously mentioned option to terminate within the first year. These features and options in the TRS increased the complexity of the negotiations and of the final structure, but were and are deemed by us to be important to Zions.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-23

Our decision whether to terminate the TRS transaction (and the timing of any possible termination) will take into account a range of factors in addition to the impact of regulatory changes that might affect DB. These factors include:

•	cash flow projections on the securities;
•	creditworthiness of collateral, especially bank collateral;
•	size of the market for these CDOs;
•	trading levels (if any) and liquidity for these CDOs;
•	competing offers or structures for similar types of protections; and
•	performance of the CDOs.

20.
Please provide further information about the calculation of the approximately $5.3 million of quarterly expense you expect to incur each period. As part of your response, please consider providing a sample calculation for an actual historical period, as well as an illustration of how the amount could change over time. Additionally, please clarify whether this $5.3 million quarterly expense also includes the expense arising from changes in the fair value of the derivative liability.

Management Response:

Please read this response in conjunction with the response to Comment No. 19.

ASC 820 requires fair value to be a market-based measurement, not an entity specific measurement. The underlying fair value premise of the TRS under ASC 820 is that the fair value on Day 1 would consist of the fair value of the whole structure (i.e. all components, including credit, interest rate, and optionality). As described below, we found the entire TRS (as a stand-alone instrument) on Day 1 to have a $0 fair value to a market participant. However, a market participant (in the event the TRS were transferred to or novated to a market participant) would be required to pay the first year’s fees of $22.8 million prior to being able to cancel the contract at the first cancellation date.

Following is a brief summary of our ASC 820 considerations related to our initial and ongoing fair value measurement approach for the TRS after which we will discuss in more detail the nature of the $5.3 million.

Attributes of the TRS:  As noted previously, one attribute of the TRS as it relates specifically to Zions, is the impact on regulatory capital for the reference CDOs. According to ASC 820, a fair value measurement is a market-based measurement and not an entity-specific measurement. Based on this guidance, we did not utilize the regulatory capital impact of the CDOs in our fair value measurement of the TRS. The benefits of the improved regulatory risk-weighting of the CDOs will impact Zions’ financial statements elsewhere (e.g. ability to increase lending and a decreased requirement for additional regulatory capital) independent of the fair value measurement of the TRS.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-24

Hypothetical Market and Market Participant Considerations:  As noted previously, we have the ability to transfer/sell the TRS to a third-party (subject to approval by DB), but the TRS’s value is derived solely by the underlying reference pool of CDOs. For that reason, we determined any potential buyer would be a reasonably sophisticated market participant that regularly deals with structured products. While Zions as a regulated bank derives economic value from the regulatory capital benefit of the TRS, we did not find that market participants (at the time of the TRS) would enjoy a similar benefit. Given the below-investment-grade ratings of the bonds, regulated banks would be precluded from purchasing the underlying securities. We also found it unlikely that a regulated entity would be permitted by regulators to buy the bonds with the protection in place. We determined that the most likely market participants would be hedge funds, asset manager, dealers, or other sophisticated entities. As a result, a market participant would assign no value to the Zions-specific regulatory capital treatment resulting from the TRS and would therefore focus primarily on the expected cash flows of the overall contract. Although a market participant would not be required to buy the CDOs to be able to acquire the TRS (the TRS is a separate unit of account from the CDOs), we determined the nature of the CDOs and the risks of the TRS would make it unlikely that another bank would acquire the TRS.

Valuation Technique:  The valuation of the TRS is derived from the expected cash flows on the CDO tranches in the reference pool. Using the income approach, and incorporating the same assumptions which we use for purposes of identifying OTTI and assessing fair value for the reference CDOs, we determine the expected credit adjusted cash flow of the portfolio (i.e. the performing cash flows that Zions expected to receive, and retain, from the reference CDOs irrespective of the TRS). These amounts plus assumed reinvestment earnings comprise the Recovery Amount discussed in our response to Comment No. 19.

TRS Valuation Approach:  As noted previously, a market participant would disregard any Zions-specific regulatory capital treatment resulting from the TRS and focus primarily on its view of the expected cash flows on the overall contract. Accordingly, we concluded a third-party market participant would choose to cancel the contract at the next available call date if the expected TRS cash flows were negative. That is, if the expected first-year payments by Zions (or the holder of the TRS) in aggregate exceeded the expected amounts to be received from DB, a third-party market participant would cancel the contract. This premise underlies our valuation approach for the TRS.

At the first maturity date of a CDO in the portfolio and at every subsequent maturity date for a covered CDO, Zions found that the cash flow it projected from expected payments on the CDO results in a Recovery Amount that offsets the required payment from DB. Therefore, under this Day 1 measurement scenario, Zions’ calculation of the expected Recovery Amount demonstrated that DB would not be obligated to make a principal payment to Zions at any CDO maturity date.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-25

In the absence of any indicators that DB would owe Zions for any principal amounts under assumptions (then and now) of the CDOs performance, and given the netting of the coupon payment as seen in the chart below, Zions concluded the TRS had an initial negative value equal to the first year’s net guarantee fee of $22.8 million. That is, Zions determined that if it were to assign the TRS to a market participant (e.g., a dealer), it would be required to compensate the market participant for essentially the entire net guarantee fee (for the time remaining until the first call date) due under the contract. Assuming that market participants would cancel the TRS in one year, for the reasons noted above, no additional payments by DB would be contemplated in the exit price (as DB’s obligation would only come in the future if maturing CDO notional amounts exceeded the Recovery Amount). Zions recorded this negative value in the third quarter of 2010 along with structuring costs of $11.6 million (which were paid up-front and expensed in full at inception).

The initial valuation of the TRS contract of $(22.8) million was based on the projected future cash flows, and therefore the amount is consistent with the amount that Zions is obligated to pay to DB during the first year of the contract (the first anniversary of the contract is also the first date at which the contract could be cancelled by Zions for any reason). The present value of the projected future value of net cash flows we expect from DB was $0. This initial $22.8 million was expensed as a nonhedge derivative loss during the third quarter of 2010, and a liability of $22.8 million was recorded to recognize the payment obligation. At inception and at year-end 2010, a new valuation of the TRS was (and continues to be) performed and is based on projected future cash flows from the CDOs. We believe the fair value of the TRS would rise substantially only upon severe near-term deterioration of the banking sector, which has not yet occurred and is not currently expected to occur in our cash flow modeling.

The estimated $5.3 million approximates the average ongoing net quarterly cost for the TRS following the first cancellation option in July 2011. The $5.3 million amount does not include the expense arising from changes in the fair value of the derivative liability.

The provisions of the accreting swap will change the payment amount over time to the extent that actual short-term interest rates at a payment date differ from the relevant forward interest rate projected in mid-July 2010. If rates increase more than projected, the payment will be to Zions. If rates increase less than projected or rates decline, the payment will be to DB. The notional upon which this rate difference is calculated increases at each payment date in order to hedge each party’s exposure to interest rates. To date, this accreting swap has not had a material impact on the fair value of the TRS.

The table below shows the components of the quarterly $5.3 million estimate. The actual quarterly expense for the TRS was $4.9 million for the fourth quarter of 2010 and $5.4 million for the first quarter of 2011, which was the net sum of the payments made by Zions during these quarters. The actual payment has variability in the amount of the quarterly payments due to a few of the covered securities paying semiannually instead of quarterly and also due to day count issues given that the payments are made in arrears on each covered CDO’s payment date. [***]

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-26

21.
We note your disclosure on page 128 that you fair valued the total return swap through the use of valuation inputs from two sources. Please provide us with the following information regarding your valuation:

•
Clarify whether both valuations were used in determining the fair value of your TRS and if so, tell us and disclose in future filings the weighting you applied to each valuation and the significant unobservable inputs included in the valuation;

•	Explain why an internal valuation model was developed given that fact that you were able to obtain an independent valuation from a knowledgeable market participant;
•	Identify the inputs that have the biggest effect on the valuation of the TRS and indicate whether those inputs were observable or unobservable;
•	Explain whether the values derived from your internal model and the market participant diverged, and if so, describe the procedures you performed to understand the differences between the two models;
•	Tell us whether you obtained any information from Deutsche Bank to assist you in your valuation; and
•	More clearly explain how you determined that the earliest termination date would represent the date at which a market participant would cancel the TRS.

Management Response:

The specific questions raised within Comment No. 21 can be best understood in the context of our fair value approach under ASC 820 as applied to the TRS. Please refer to the responses to Comment No. 19 and Comment No. 20.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-27

a.	Clarification of Valuations: [***]

b.	Reasons for Internal Valuation: [***]

c.
Inputs:  As noted previously (in our response to Comment No. 19), our TRS valuation occurs under an income approach that is built around the expected cash flow of the CDOs included under the TRS. The inputs that have the biggest effect on the valuation of the TRS are the same inputs that are crucial to the CDO valuation process:

•	Current collateral defaults (observable)
•	Projected future collateral defaults (unobservable)
•	Projected outcome of deferring collateral (unobservable)
•	Projected prepayment rate of collateral (unobservable)
•	Decision of a hypothetical market participant regarding exercising the option to cancel (unobservable).

d.	Comparison of Valuations: [***]

e.	No DB Data: [***]

f.	Earliest Termination Date: Please see our response to Comment No. 19 for a detailed answer to this question.

[***]INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-28

Note 18. Commitments, Guarantees, Contingent Liabilities, and Related Parties, page 146

22.
We note your disclosure on page 147 that you believe the current reserves for litigation, arbitral proceedings, and other actions brought or considered by governmental and self-regulatory agencies determined in accordance with ASC 450-20 were adequate. Please address the following related to your contingency disclosures:

•
Tell us if your reserve at December 31, 2010 was determined in accordance with ASC 450-20-25-2. If so, please revise your disclosure in future filings to use a term descriptive of the nature of the accrual, such as estimated liability or liability of an estimated amount instead of the term reserve(s). Refer to the guidance in ASC 450-20-50-1.

•
Tell us and revise your disclosure in future filings to include a discussion of the nature of any material outstanding litigation, arbitral proceedings, and other actions brought by governmental and self-regulatory agencies. Refer to the guidance in paragraphs 3-4 of ASC 450-20-50.

Management Response:

a.
The last paragraph on page 42 in Note 10 of our March 31, 2011 Form 10-Q provides expanded disclosure in response to your comment. Our reserve was determined in accordance with ASC 450-20-25-2 and we are now using the term “estimated liability” in accordance with the guidance in ASC 450-20-50-1.

b.
The second sentence of the expanded paragraph describes the nature of our litigation in accordance with the guidance contained in paragraphs 3-4 of ASC 450-20-50. Amounts for any individual litigation, and the amount of the total estimated liability at March 31, 2011, are not considered material to warrant any further disclosure.

Note 21. Fair Value, page 153

23.
We note that you utilize the services of independent pricing services in certain of your fair value estimates. Please tell us and revise your future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please also disclose the following;

•	Explain whether, and if so, how and why, you adjust prices obtained from independent pricing services;
•
Discuss the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

•
Describe the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-29

Management Response:

As presented in Note 9 of our March 31, 2011 Form 10-Q and in Note 21 of our December 31, 2010 Form 10-K, our Level 1 and Level 2 available-for-sale securities consist primarily of U.S. Treasury, agencies and corporations and, to a lesser extent, municipal securities, mutual funds and stock. Our Level 3 securities consist primarily of trust preferred CDOs related to banks and insurance companies and, to a lesser extent, municipal securities, structured finance, auction rate securities, and CDOs related to REITs. We use third party pricing services for our Level 1 and 2 security valuations and a third party model to estimate fair value for our Level 3 security valuations.

a.
We work closely with the third party pricing services as they develop their fair value estimations. As discussed subsequently, we perform a variety of review procedures on their output and do not accept it at face value. Because of our close involvement, we do not adjust prices from our third party pricing services.

b.
In the case of market-driven valuations, we discuss the methodology used by the third party pricing services and the manner employed by them to collect market information for valuation under Level 1 (quoted prices from an active market) and Level 2 (observable inputs). We determine that the market information used relates to our principal (or most advantageous) market. The pricing services we utilize conduct extensive monitoring of the products and markets in which they specialize.

For model-driven valuations (Level 3), we also discuss methodology and assumptions with the third party pricing services to understand the basis of their valuation and to assess the comparability of their assumptions across other third party services and in comparison with our internal models. If appropriate, we may provide certain data to the third party pricing services we utilize. Our model control committee conducts additional reviews of the methodology used by these services.

c.
We review the valuations from the third party pricing services and analyze quarter to quarter changes and the reasonableness of the output. We also compare the valuations of the third party pricing services with our own information on market trends and trading data, if any, during the quarter. We document these reviews and analyses on a regular periodic basis.

We ensure that the fair value information was determined in accordance with ASC 820. This includes appropriate classification under the fair value hierarchy for Levels 1, 2 and 3. In addition, for Level 3, almost all CDOs held by Zions have very low trading volume within the asset class and generally there are no trades in the same CDO. Trading appears to be dominated by distressed sales. Due to the minimal levels of trading securities, the fair value of these securities has remained at Level 3.

    Future filings will be revised to disclose this additional information as appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-30

24.
We note your disclosure on page 162 that you fair value collateral-dependent impaired loans and other real estate owned by the valuation of the underlying collateral. In addition, we note your disclosure on page 68 that for CRE impaired loans you will rely on appraisals or automated valuation services. Please tell us and revise future filings to address the following:

•	How you determine which of the valuation methods, appraisal or automated valuation services, to use in your measurement of impairment for col1ateral-dependent loans and other real estate owned;
•
How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type or collateral type please disclose that as well;

•	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals;
•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
•	Describe the valuation method used for your construction impaired loans.

Management Response:

a.
For our measurement of impairment for collateral-dependent loans and other real estate owned, we use the amounts from the most recent appraisal, if, within the last 90 days, we have a third-party appraisal that has been completed, reviewed and amounts validated by our Appraisal Review Department. If there is no appraisal within the last 90 days, we use an automated valuation service or our informed judgment (e.g., written offers, listings or appraisals on similar properties in the same market, brokers’ opinions, or a new appraisal on the subject property) to determine the appropriate value of the collateral, referencing the most recently completed and validated appraisal and comparable sales and listings as the starting point of our analysis.

b.
Generally, we do not consider performing loans to be collateral-dependent because the primary source of loan repayment is not the liquidation of the collateral by the bank. Land loans do require the selling of parcels to meet loan repayments. For nonperforming collateral-dependent loans and other real estate owned, we obtain third-party appraisals every six months.

c.
Refer to a. above. Adjustments to calculated fair value are made based on recently completed and validated third-party appraisals within the last 90 days, or an automated valuation service, or our informed judgment.

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                                        ZB-31

d.
The potential for outdated appraisals is addressed on a loan-by-loan basis during the impairment analysis according to ASC 310. We do not make a “top-of-the-house” adjustment for potentially outdated appraisals in our determination of the ALLL. The ASC 450 portion of our quantitative ALLL is based on a comprehensive grading system and historic loss rates. As outdated appraisals affect the ASC 450 portion of the ALLL, these outdated appraisals are captured as part of our quantitative analysis that incorporates recent loan loss history.

e.	The valuation method we use for our construction impaired loans is “as is.”

We will revise our future filings and disclose additional information regarding our valuation methods of fair value collateral-dependent impaired loans and other real estate owned.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Doyle L. Arnold
Vice Chairman and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY ZIONS BANCORPORATION                                                                                                                                                ZB-EXHIBIT 1

BELOW-INVESTMENT-GRADE RATED BANK AND INSURANCE TRUST PREFERRED CDOS BY ORIGINAL RATINGS LEVEL											Present value of
AT DECEMBER 31, 2010									Market		expected		Lifetime
									value		cash flows		additional
			Total				Credit loss		adjustment	Subordination	discounted	Current	projected loss
	5 largest unrealized	% of	Par	Amortized	Estimated	Unrealized	Current	Life-to	Life-to	as % of performing	at coupon rate as a	amortized cost as a	from performing
	loss	portfolio	value	cost	fair value	gain (loss)	year	-date	-date	collateral 1	% of par 2	% of par	collateral 3
Original ratings of securities, non-OTTI:
Original AAA	2nd	32.9%	75.0	71.0	47.3	(23.7)	-	-	(4.4)	50.65%	100%	95%	6.58%

Original ratings of securities, OTTI:
Original AAA	3rd	21.9%	50.0	43.4	20.2	(23.2)	(0.7)	(4.8)	(1.9)	31.35%	89%	87%	7.30%

Original A	1st	15.3%	35.0	32.3	7.9	(24.3)	(2.7)	(2.7)	-	-10.21%	93%	92%	5.17%
Original A	4th	14.9%	34.0	32.8	10.4	(22.4)	(0.8)	(1.1)	-	-9.87%	99%	97%	6.13%
Original A	5th	15.0%	34.3	23.4	1.5	(21.8)	(10.0)	(10.9)	-	-6.58%	71%	68%	5.53%
		45.2%	103.3	88.5	19.9	(68.6)	(13.5)	(14.7)	-

			$ 228.3	$ 202.9	$ 87.4	$ (115.5)	$ (14.2)	$ (19.5)	$ (6.3)

	5 Largest	Current	# of issuers	# of issuers	% of original	% of original
	unrealized	lowest	in collateral	currently	collateral	collateral		Prepayment
	loss	rating	pool	performing 4	defaulted 5	deferring 6	Collateralization % 7	speed
Original Ratings of Securities, Non-OTTI:
Original AAA	2nd	BB	31	21	14.62%	13.56%	238.58%	yrs 1-3 at 1.40%; yrs 4-5 at 4.19%; yrs 6 to maturity at 2.0%

Original Ratings of Securities, OTTI:
Original AAA	3rd	CCC	43	29	15.37%	17.46%	252.88%	yrs 1-3 at 0.45%; yrs 4-5 at 1.35%; yrs 6 to maturity at 2.0%

Original A	1st	C	48	32	10.45%	23.26%	71.11%	yrs 1-3 at 1.04%; yrs 4-5 at 3.11%; yrs 6 to maturity at 2.0%
Original A	4th	C	39	28	19.67%	7.67%	67.86%	yrs 1-3 at 0.68%; yrs 4-5 at 2.05%; yrs 6 to maturity at 2.0%
Original A	5th	C	50	28	9.25%	29.85%	71.48%	yrs 1-3 at 0.57%; yrs 4-5 at 1.70%; yrs 6 to maturity at 2.0%

1
Utilize the Company's loss assumption of 100% on defaulted collateral and the Company's issuer specific loss assumption of from 4.84% to 100% dependent on credit for each deferring piece of collateral.  "Subordination" in the schedule includes the effects of seniority level within the CDOs' liability structure, the Company's loss and recovery rate assumption for deferring but not defaulted collateral and a 0% recovery rate for defaulted collateral.  The numerator is all collateral less the sum of (i) 100% of the defaulted collateral, (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO's debt which is either senior to or pari passu with our security's priority level.  The denominator is all collateral less the sum of (i) 100% of the defaulted collateral and (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral.

2	For OTTI securities, this statistic approximates the extent of OTTI credit losses taken.
3
This is the same statistic presented in the preceding sensitivity schedule and incorporated in the fair value and OTTI calculations.  The statistic is the sum of incremental projected loss percentages from currently paying collateral for year one, years two through five and years six through thirty.

4	Excludes both defaulted issuers and issuers that have elected to defer payment of current interest.
5	Collateral is identified as defaulted when a regulator closes an issuing bank.
6	Collateral is identified as deferring when the Company becomes aware that an issuer has announced or elected to defer interest payment on trust preferred debt.
7
Utilized the Company's loss assumption of 100% on defaulted collateral and the Company's issuer specific loss assumption of from 4.84% to 100% dependent on credit for each deferring piece of collateral.  "Collateralization" in the schedule identifies the portion of a CDO tranche that is backed by nondefaulted collateral.  The numerator is all collateral less the sum of (i) 100% of the defaulted collateral.  (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO's debt which is senior to our security's priority level.  The denominator is the par amount of the tranche.  Par is defined as the original par less any principal paydowns.